UAV CORP.

May 26, 2021

United States Securities and Exchange Commission	VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	UAV Corp.
Offering Statement on Form 1-A
Filed April 16, 2021
File No. 024-11456
Amended Qualification Request

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments UAV Corp’s (the “Company”) Offering Statement on Form 1-A as well as any amendments as filed, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement and Amendment(s), as the offering has been registered in the state of Wyoming. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday, May 26, 2021 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Michael F. Lawson

Michael F. Lawson, CEO